

May 31, 2024

Jianbiao Dai
Chief Executive Officer
NetClass Technology Inc
6F, Building A
1188 Wan Rong Road
Shanghai, People's Republic of China 200436

      Re: NetClass Technology Inc
          Amendment No. 2 to Registration Statement on Form F-1
          Filed May 16, 2024
          File No. 333-278224

Dear Jianbiao Dai:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1

General

1.   We note your response to prior comment 6. Please clarify on the cover page whether any final approval of the listing application by Nasdaq Capital Market will be conditional. You state that the listing approval letter will serve only to confirm that, if you sell a number of Class A ordinary shares in this offering sufficient to satisfy applicable listing criteria, your Class A ordinary shares will in fact be listed. Disclose whether this offering is necessary to meet the initial listing requirements of Nasdaq. Disclose whether this offering will be consummated before the actual listing and trading of Class A ordinary shares on Nasdaq.

Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Grace Bai